ASSET PURCHASE AGREEMENT

DATED AS OF JULY 25, 2007

BY AND BETWEEN

ITEX CORPORATION

AND

THE INTAGIO GROUP, INC.

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of July 25, 2007, is by and between ITEX Corporation, a Nevada corporation (“ITEX”), and The Intagio Group, Inc., a Delaware corporation (“Intagio”).

WHEREAS, ITEX wishes to purchase from Intagio, and Intagio wishes to sell to ITEX, specified assets of Intagio relating to Intagio’s commercial barter exchange business, all on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Intagio has adopted and approved this Agreement and the sale of assets as described herein;

WHEREAS, the Board of Directors of ITEX has adopted and approved this Agreement and the purchase of assets as described herein; and

WHEREAS, the parties desire to enter into this Agreement to set forth their mutual agreements concerning the above matter;

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agrees as follows:

ARTICLE 1

SALE AND TRANSFER OF ASSETS; CLOSING

1.1.  Sale of Assets. At the closing of the transactions contemplated hereby (the “Closing”), and upon the terms and subject to the conditions of this Agreement, Intagio shall sell, convey, transfer, assign and deliver to ITEX, and ITEX will purchase and acquire from Intagio, all right, title and interest of Intagio in and to the following assets (the “Purchased Assets”):

(a)  The contracts (the “Assigned Contracts”) between Intagio and the clients (the “Assigned Clients”) listed on Exhibit A hereto (subject to adjustment at Closing as set forth in Subsection 1.12(e)), including the client relationships arising from such Assigned Contracts;

(b)  All trade balances in effect as of the Closing, both deficit and credit, associated with the Assigned Contracts (which balances shall be transferred into the ITEX barter trading system at the Closing);

(c)  Historical transactional data from the Assigned Contracts and associated accounts;

(d)  Copies of the Assigned Contracts, if and only to the extent to which Intagio is in physical possession of, and is able to locate copies of, such Assigned Contracts; and

(e)  Accounts receivable as of the Closing Date that arose from the Assigned Contracts and associated accounts.

The parties agree to the transfer and conveyance of the Purchased Assets in intangible form as follows: . Immediately following execution of this Agreement by all parties, Intagio shall transfer to ITEX, by electronic File Transfer Protocol (FTP) or other reasonable means, account information for the Assigned Accounts through June 30, 2007. Immediately following Closing, Intagio shall transfer to ITEX, by overnight delivery service or other reasonable means, account information for the Assigned Accounts through month-end on July 31, 2007, along with transaction history and related information associated with previously closed commercial accounts for which there are transaction records within the Intagio Trading Network.

The Purchased Assets shall be transferred or otherwise conveyed to ITEX free and clear of all liabilities, obligations, liens, security interests, encumbrances and restrictions, excepting only the Assumed Liabilities in Section 1.3 and Assumed Office Leases in Section 1.5.

1.2.  Excluded Assets. Notwithstanding anything to the contrary contained in this Agreement, no assets of Intagio other than the assets specifically set forth in Section 1.1 shall be part of the sale and purchase contemplated hereunder. By way of example and without limiting the generality of the foregoing, ITEX shall not acquire any rights whatsoever in or to any of the following assets, which assets are specifically excluded from the Purchased Assets and shall therefore remain the sole and exclusive property of Intagio following the Closing:

(a)  Any and all software or database programs owned, licensed or operated by Intagio, including but not limited to the TradeIt! software program and all of its components; and

(b)  Any and all account management software owned, licensed or operated by Intagio, and all software related to the operation of the www.intagiotrading.com website.

1.3.  Assumption of Liabilities by ITEX. Subject to the terms and conditions set forth in this Agreement, upon the Closing, ITEX shall assume and become liable for the following liabilities, obligations and commitments (the “Assumed Liabilities”):

(a)  Any and all liabilities arising out of any of the Assigned Contracts, including but not limited to any and all trade transaction liabilities associated with the Assigned Clients (such as, for example, post-Closing transaction reversals made in the regular course of business); and

(b)  All cash credits that are due members and that have a negative cash balance that were accrued in the regular course within the Intagio Trading Network and that arose from the Assigned Contracts and relationships in existence prior to the Closing, provided however that the aggregate negative cash balances assumed by ITEX shall not exceed $30,000.

1.4.  Excluded Liabilities. Other than the Assumed Liabilities described in Section 1.3 (and subject to the limitations set forth in the proviso to Section 1.3(b)), and except as provided for in Section 1.5, ITEX shall assume no liabilities of Intagio of any kind under this Agreement. For purposes of this section, “liability” shall be defined as any liability or obligation of any Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of any such Person.

1.5.  Assumption of Office Leases, etc. On or before the earlier of (i) thirty (30) days following the Closing Date, and (ii) August 31, 2007, ITEX shall inform Intagio in writing whether or not ITEX wishes to assume any or all of Intagio’s Cleveland, Cape Cod, or Milford office leases, or to sublease any office space in Intagio’s San Francisco and/or Oakbrook Terrace offices. If ITEX timely notifies Intagio of its desire to do any of the foregoing, the parties shall negotiate in good faith the terms of such assignment of existing leases and/or establishment of new subleases, with the intention of executing such assignments and/or subleases within thirty (30) days after receipt by Intagio of the foregoing notice (subject to any additional time necessary in order for Intagio to obtain any required landlord consents) (it being acknowledged by ITEX that Intagio is making no representations or warranties as to its ability to obtain any such consents and that Intagio shall have no obligation to make any payments in order to obtain any such consents). Intagio shall continue to pay all office rent for office space where the Named Employees (defined below) are staffed as of the Closing Date, along with data and voice lines, parking and any related office expenses, through August 31, 2007, and shall allow the Named Employees to continue to use all offices, phones, computers, and tools in the same manner that the Named Employees generally utilized such items in the regular course prior to the Closing. Intagio shall also provide reasonable access to one additional ITEX employee (in addition to the Named Employees) to office, phone, computer and other tools within Intagio’s San Francisco and Chicago office during the month of August 2007 at no additional cost to ITEX.

1.6.  Purchase Price. ITEX shall pay to Intagio the following consideration (the “Purchase Price”) for the Purchased Assets:

(a)  Two Million United States Dollars ($2,000,000), to be paid by ITEX to Intagio at the Closing in the form of a certified bank check or by wire transfer; plus

(b)  A Subordinated Promissory Note in the form attached hereto as Exhibit B, in the principal sum of (x) One Million United States Dollars ($1,000,000) plus (y) an amount equal to the Current Accounts Receivable (defined in Section 1.10 below); plus

(c)  An earn-out amount calculated pursuant to Section 1.7.

1.7.  Allocation of Purchase Price. The parties agree to allocate the aggregate of the Purchase Price and the Assumed Liabilities (collectively, the “Aggregate Purchase Price”) for all purposes, including financial, accounting and tax purposes, in accordance with the allocation schedule attached as Schedule 1.7.

1.8.  Earnout Payments.

(a)  Prior Agreement Not Modified or Amended. The earnout provisions set forth in the Agreement and Plan of Merger, dated as of June 30, 2005, by and among ITEX, BXI Exchange, Inc., BXI Acquisition Sub, Inc. and Intagio are not modified, amended or changed by this Agreement and shall remain in full force and effect in accordance with the terms thereof.

(b)  New Earnout Payments. During each of ITEX’s accounting quarters commencing with the quarter beginning August 1, 2008 and extending up to and including the quarter ending July 31, 2009 (the “New Earnout Period”), ITEX shall make payments to Intagio (“New Earnout Payments”) in an amount equal to five percent (5%) of all ITEX revenue (such revenue calculated in accordance with GAAP, but excluding “Trade Unit Revenue” as defined below) in excess of $3,000,000 but less than $3,750,000, during each such fiscal quarter of the New Earnout Period. For purposes of calculating any New Earnout Payment, any revenue of ITEX generated during the New Earnout Period that is directly attributable to acquisitions of companies by ITEX during the New Earnout Period shall be excluded. The New Earnout Payments shall be made by ITEX to Intagio within 55 days of the end of each quarter for which such New Earnout Payment relates, provided that if such quarter is the last quarter of ITEX’s fiscal year, such payment may be made within 100 days of the end of such quarter, and provided further that if ITEX is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 but a quarterly or annual report, as the case may be, is filed late, ITEX shall be granted a grace period for such payment until such filing is actually made (provided that no such grace period shall extend for more than 60 days). The New Earnout Payments shall be subject to reduction as specified in Sections 6.2 and 6.3 hereof. For purposes of calculating any New Earnout Payment, “Trade Unit Revenue” shall mean any non-cash revenue recognized based on an exchange of assets for trade or barter credits, based on the fair value of goods or services received in accordance with the guidance of APB 29, EITF 93-11 and EITF 93-17 and any non-cash revenue or “ITEX Trade Dollar” revenue that may be earned for transaction or association fees

(c)  Determination of New Earnout Payments. On or prior to the date that each New Earnout Payment is required to be made pursuant to this Agreement, ITEX shall provide Intagio with a statement setting forth the revenue for the period in question and the aggregate New Earnout Payment, if any, due to Intagio (the “Determination”). ITEX’s computation of any New Earnout Payment under this Section shall be conclusive and binding upon the parties hereto, except that if Intagio does not agree that such Determination accurately sets forth the New Earnout Payment for the relevant period, Intagio shall have the right to give written notice to ITEX of any exceptions thereto within thirty (30) days following the later of (i) Intagio’s receipt of the New Earnout Payment and Determination or (ii) the filing by ITEX of the quarterly or annual report which contains the financial statements to which such New Earnout Payment relates (including the filing of any restated financial statements). Such written notice by Intagio shall include a schedule setting forth Intagio’s computation of the New Earnout Payment, together with a copy of any financial information, other than that previously supplied by ITEX to Intagio, used in making Intagio’s computation.

(d)  Accountant Review. If Intagio and ITEX are unable to reconcile their differences in writing within thirty (30) days after written notice of the exceptions is delivered to ITEX, the items in dispute shall be submitted to a mutually acceptable accounting firm for final determination (the “Determining Accountants”) and the New Earnout Payment shall be deemed adjusted in accordance with the determination of the Determining Accountants and shall become final and conclusive as to ITEX and Intagio. The Determining Accountants shall consider only the items in dispute and shall be instructed to act within thirty (30) days (or such longer period as Intagio and ITEX may agree) to resolve all claims and disputes. If the Determining Accountants determine that a New Earnout Payment to Intagio is to be adjusted, then some or all of the reasonable fees and expenses of the Determining Accountants paid initially by Intagio shall be reimbursed by ITEX to Intagio, the amount of such reimbursement to be determined as follows: if the Determining Accountants determine that the New Earnout Payments to Intagio (i) do not exceed the New Earnout Payments reflected on the Determination, then all of the fees and expenses of the Determining Accountants shall be the responsibility of Intagio and the New Earnout Payments allocable to Intagio may be reduced by the amount of such fees and expenses (to the extent that ITEX has paid such fees and expenses and Intagio has not paid such fees and expenses); (ii) exceed the New Earnout Payments reflected on the Determination by more than zero but less than $10,000, then all of the fees and expenses of the Determining Accountants shall be borne equally by ITEX and Intagio; and (iii) exceed the New Earnout Payments reflected on the Determination by $10,000 or more, then all of the fees and expenses of the Determining Accountants shall be borne by ITEX. In the event the parties are unable to agree upon a mutually acceptable accounting firm to act as Determining Accountant, Intagio and ITEX shall each designate one accounting firm, and those two designated accounting firms shall select an accounting firm mutually acceptable to them to act as the Determining Accountants. ITEX agrees to provide promptly all information as reasonably requested by Intagio, and to make available for inspection and review to Intagio and its agents and representatives, during regular business hours upon reasonable prior written notice, the books and records of ITEX relevant to the determination of whether a New Earnout Payment is due and the amount thereof. Access to such information will be conditioned upon execution by Intagio of a confidentiality agreement reasonably acceptable to ITEX.

(e)  Reduction of New Earnout Payments. Any New Earnout Payments otherwise payable to Intagio are subject to reduction as set forth in Article 6, provided that (i) in no event shall any New Earnout Payment be reduced to less than zero (however, to the extent that the aggregate amount of any reduction to New Earnout Payments otherwise due and payable in any quarterly period exceeds the amount of such New Earnout Payments, such excess amount may be carried forward to reduce New Earnout Payments due and payable in subsequent quarterly periods until such excess amount has been applied in full), and (ii) in the event ITEX subsequently recovers any amounts by which New Earnout Payments previously had been reduced (whether as a result of settlement, litigation award, arbitration award, insurance recovery or otherwise), then such amounts shall promptly be returned to Intagio. Nothing in this Section 1.8 shall give ITEX the right to withhold or deduct any New Earnout Payments otherwise payable to Intagio hereunder for costs it anticipates it will incur in connection with litigation (it being agreed that any deduction or withholding of any New Earnout Payment shall only be permitted as an offset for costs actually incurred by ITEX in connection with Losses it actually incurs pursuant to the indemnification provisions and offset rights of Section 6.3 of this Agreement).

1.9.  Closing. The Closing will take place on Wednesday, August 1, 2007 at the offices of Troy & Gould Professional Corporation, 1801 Century Park East, Los Angeles, California 90067, unless another time, date or place is agreed to in writing by ITEX and Intagio (the date on which the Closing occurs being referred to as the “Closing Date”). All actions taken at the Closing shall be deemed to have been taken simultaneously at the time the last of any such actions is taken or completed. Failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 1.9 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

1.10.  Accounts Receivable.

(a)  “Current Accounts Receivable” shall mean an amount equal to the lesser of (i) the aggregate of all amounts due from clients to Intagio as of the Closing Date from accounts marked as either “Active,” “Restricted,” or “Sales Restricted” on Exhibit A, to the extent such accounts are either current or are no more than 90 days past due, or (ii) $150,000.

(b)  Within ninety (90) days following the Closing Date, ITEX shall have the right to deliver a written notice to Intagio disagreeing with Intagio’s calculation of the Current Accounts Receivable, and setting forth ITEX’s revised calculation of the Current Accounts Receivable, specifying in reasonable detail the reasons for such disagreement. If ITEX fails to deliver such a written notice within 90 days following the Closing, Intagio’s determination of the Current Accounts Receivable shall be final and binding. If ITEX delivers a written notice of disagreement pursuant to this Subsection, ITEX and Intagio shall, during the 30-day period following such delivery, use their good faith efforts to reach agreement on the disputed items or amounts in order to determine the amount of Current Accounts Receivable, which amount shall not be more than the amount thereof shown in ITEX’s calculations delivered pursuant to this Subsection nor less than the amount set forth in the updated Exhibit A delivered at Closing. If ITEX and Intagio are unable to reach such agreement during such 30-day period, they shall promptly thereafter cause the Determining Accountants promptly to review the disputed items or amounts for the purpose of calculating the amount of Current Accounts Receivable. In making such calculation, the Determining Accountants shall consider only those items or amounts in ITEX’s written notice as to which ITEX has disagreed. The Determining Accountants shall deliver to ITEX and Intagio, as promptly as practicable, a report setting forth such calculation. Such report shall be final and binding upon ITEX and Intagio. The costs, fees and expenses of the Determining Accountants shall be borne by Intagio in the event the report indicates that the that the Intagio agrees to any adjustment prior to submission of the dispute to the Determining Accountants); otherwise ITEX shall bear all such costs, fees and expenses. If a determination is made by the Determining Accountants that the amount of Intagio’s calculation exceeded the actual Current Accounts Receivable at the Closing Date by more than $10,000 (or if the parties mutually agree that there was an excess), then the Purchase Price shall be adjusted by reducing the Note in an amount equal to the aggregate dollar amount of such excess.

1.11.  Closure of Trade Accounts. Effective as of the Closing Date, except as otherwise set forth in this Agreement, all reciprocal or other trade accounts between Intagio, or any of its affiliates, directors, executives or employees (on the one hand), and ITEX (on the other hand), shall be closed, and all rights pertaining thereto shall be waived.

1.12.   Transition and Integration

(a)  Monthly Statements. Intagio will prepare and forward the data file for the July 2007 monthly account and billing statements to Envelope Connections, which currently provides such services to Intagio pursuant to one of the Assigned Contracts. The July 2007 monthly statements shall be printed on the standard Intagio statement forms and mailed in Intagio envelopes to all Assigned Clients. Intagio shall pre-pay Envelope Connections $1,250 (USD) toward postage and mailing costs for mailing out the July 2007 statements. ITEX shall be solely responsible for any postage, mailing or other costs associated with mailing out the July 2007 statements or any associated materials or inserts, beyond the above $1,250 prepayment.

(b)  1099 Statements. ITEX shall be solely responsible for timely distribution and filing of completed 1099B forms for all of the Assigned Contracts for calendar year 2007 (relating to both pre-Closing transactions and post-Closing transactions).

(c)  Telephone message. Beginning on the Closing Date and continuing for 180 days thereafter, Intagio shall cause a recorded message to inform incoming callers to its main toll free telephone number that clients wishing to authorize trade transactions through the IVR trade authorization system must contact ITEX for trade authorizations, and instructing the caller how to do so. If commercially reasonable, Intagio’s telephone system shall also automatically re-direct such callers to ITEX.

(d)  Website message. Beginning on the Closing Date and continuing for 180 days thereafter, Intagio shall cause a message to be posted on the www.intagiotrading.com website which informs Assigned Clients wishing to authorize trade transactions how to contact ITEX for trade authorizations.

(e)  Adjustment of Exhibit A Information at Closing. Exhibit A lists Assigned Clients and key data related to each Assigned Client as of June 30, 2007. No Assigned Client shall be removed from Exhibit A following execution of this Agreement. At Closing, Intagio shall deliver a revised Exhibit A to ITEX updating key data fields as of July 31, 2007. The revised Exhibit A will provide the Current Accounts Receivable as of July 31, 2007, and will note the closing of any accounts of Assigned Clients that occurred during July 2007.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF INTAGIO

Except as set forth in the Disclosure Letter attached hereto, and in order to induce ITEX to enter into and perform this Agreement, Intagio hereby represents and warrants to ITEX as follows:

2.1.  Organization and Good Standing. Intagio is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. Intagio is duly qualified to do business and is in good standing in the State of California as a foreign corporation.

2.2.  Power, Authorization and Validity.

(a)  Power and Capacity. Intagio has the right, power, legal capacity and authority to execute, deliver and perform its obligations under this Agreement and all agreements to which Intagio is or will be a party that are required to be executed pursuant to this Agreement (the “Intagio Ancillary Agreements”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Intagio Ancillary Agreements have been duly and validly approved and authorized by Intagio’s Board of Directors as required by Delaware law and Intagio’s Certificate of Incorporation and Bylaws, each as amended to date.

(b)  No Filings. No filing, authorization or approval, governmental or otherwise, is necessary to enable Intagio to enter into, and to perform its obligations under, this Agreement and the Intagio Ancillary Agreements.

2.3.  Authorization; Enforceability. All corporate action on the part of Intagio necessary for the authorization, execution, delivery and performance of this Agreement and the Intagio Ancillary Agreements, the consummation of the sale of the Purchased Assets, and the performance of Intagio’s obligations hereunder and thereunder has been taken. Each of this Agreement and the Intagio Ancillary Agreements has been duly executed and delivered by Intagio and each is, or when executed by Intagio will be, valid and binding obligations of Intagio enforceable against Intagio in accordance with their respective terms, except as to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.4.  No Violation of Existing Agreements; Third Party Consents and Approvals. The execution and delivery of this Agreement and any Intagio Ancillary Agreement by Intagio, and the consummation of the transactions contemplated hereby or thereby, will not conflict with, or (with or without notice or lapse of time, or both) result in a default, termination, breach, impairment or violation of, or the creation in any party of the right to accelerate, terminate, modify or cancel (a) any provision of the Certificate of Incorporation or Bylaws of Intagio, as currently in effect, (b) in any material respect, any material agreement, lease, note or other restriction, encumbrance, obligation or liability to which Intagio is a party or by which Intagio is bound or to which Intagio’s assets are subject, (c) in any material respect, any provision of any material law or any material federal, state, local or foreign judgment, writ, decree, order, statute, rule or regulation applicable to Intagio or its assets or properties, or (d) any permit used in or necessary for the conduct of Intagio’s business. The consummation by Intagio of the sale of the Purchased Assets will not require the consent, approval or authorization of, or declaration, filing or registration with, any third party.

2.5.  No Brokers. Intagio has not incurred, and will not incur, directly or indirectly, as a result of any action taken by or on behalf of Intagio, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the sale of the Purchased Assets, this Agreement or any transactions contemplated hereby.

2.6.  Accuracy of Exhibit A. To the knowledge of Intagio, the trade balances for the Assigned Contracts set forth on Exhibit A are materially accurate as of the date stated on such Exhibit.

2.7.  Employee Matters. During the period from June 1, 2007 through the date hereof, Intagio has not increased the salary or altered the compensation plan of any Named Employee.

2.8.  Litigation. To the knowledge of Intagio, (i) there is no action or proceeding pending or threatened by the Assigned Clients or the Named Employees against Intagio before any court, administrative agency or arbitral tribunal, and (ii) there are no material outstanding or unsatisfied judgments, orders, decrees or stipulations to which Intagio is a party with the Assigned Clients or the Named Employees. Schedule 2.8 to the Disclosure Letter sets forth a description of any material disputes that have been settled or resolved by litigation or arbitration since July 25, 2004 with the Assigned Clients or the Named Employees.

2.9.  Labor and Employment Matters. To the knowledge of Intagio, there are no material pending claims, actions, suits, investigations or proceedings alleging any violation of applicable laws, rules or regulations relating to employment of the Named Employees by Intagio. Schedule 2.9 to the Disclosure Letter lists the current base compensation amounts of each of the Named Employees. The Named Employees are employed on an “at-will” basis, and, to the knowledge of Intagio, are eligible to work and are lawfully employed in the United States.

2.10.  Contracts. Other than the applicable Assigned Contracts, any predecessor trade exchange client agreement, and any agreements set forth in Schedule 2.10, there are no agreements, contracts, commitments, leases, arrangements or other documents by which any of the Purchased Assets are bound or affected or to which Intagio is a party or bound in connection with the Purchased Assets. Except as set forth in Schedule 2.10, to the knowledge of Intagio, there does not exist under any contract by which any of the Purchased Assets are bound or affected any event of default or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or default on the part of Intagio.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF ITEX

In order to induce Intagio to enter into and perform this Agreement, ITEX hereby represents and warrants to Intagio as follows:

3.1.  Organization. ITEX is duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its respective business as now being conducted.

3.2.  Power, Authorization and Validity.

(a)  Power and Capacity. ITEX has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement and all agreements to which ITEX is or will be a party that are required to be executed pursuant to this Agreement (the “ITEX Ancillary Agreements”). The execution, delivery and performance of this Agreement and the ITEX Ancillary Agreements have been duly and validly approved and authorized by the Board of Directors of ITEX as required by applicable law, and the Articles of Incorporation and Bylaws of ITEX. The execution, delivery and performance of this Agreement and the Ancillary Agreements by ITEX do not require the consent of ITEX’s stockholders.

(b)  No Filings. No filing, authorization or approval, governmental or otherwise, is necessary to enable ITEX to enter into, and to perform its obligations under, this Agreement or any of the ITEX Ancillary Agreements.

(c)  Binding Obligation. This Agreement and the ITEX Ancillary Agreements are, or when executed by ITEX will be, valid and binding obligations of ITEX, enforceable against it in accordance with their respective terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, or other laws of general application relating to or affecting the enforcement of creditors’ rights, and except as enforceability may be limited by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies providing for defenses based on fairness and reasonableness, regardless of whether considered in a proceeding in equity or at law.

3.3.  No Violation of Existing Agreements; Third Party Consents and Approvals. Neither the execution and delivery of this Agreement nor any ITEX Ancillary Agreement, nor the consummation of the transactions contemplated hereby or thereby, will conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of (a) any provision of the Articles of Incorporation or Bylaws of ITEX or the charter documents of any Subsidiary of ITEX, as currently in effect, (b) in any material respect, any material instrument or contract to which ITEX or any Subsidiary of ITEX is a party or by which ITEX or any Subsidiary is bound, or (c) in any material respect, any material federal, state, local or foreign judgment, writ, decree, order, statute, rule or regulation applicable to ITEX or any Subsidiary or their respective assets or properties. The consummation by ITEX of the sale of the Purchased Assets will not require the consent of any third party.

3.4.  SEC Reports. ITEX has made available to Intagio true and complete copies of the SEC Documents. As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the applicable rules and regulations of the SEC promulgated thereunder.

3.5.  Brokers. No broker, finder or investment banker is entitled to any finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of ITEX.

3.6.  Trade Unit Revenue. To the extent ITEX has recognized any material Trade Unit Revenue or material expenditures based on non-cash transactions, cash conversions, cash generated by selling Trade Units or other non-cash assets on the financial statements contained in its SEC Documents (in accordance with the guidance in of APB 29, EITF 93-11 and EITF 93-17), such Trade Unit Revenue and expenses have been disaggregated from cash revenues and expenses and presented as a separate line item on the financial statements.

3.7.  Intagio Disclosure. Except for the representations and warranties expressly made by Intagio in this Agreement, the Disclosure Letter or in any certificate or document delivered in accordance with the terms of this Agreement, ITEX agrees and acknowledges that Intagio has not made any representations or warranties concerning Intagio, or any of its assets, liabilities, financial condition, business or operations, or any other matter.

3.8.  DISCLAIMER. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, THE PURCHASED ASSETS ARE BEING SOLD TO ITEX “AS IS” AND INTAGIO EXPRESSLY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES, EXPRESS AND IMPLIED, INCLUDING, WITHOUT LIMITATION, THOSE OF NONINFRINGEMENT, MERCHANTABILITY AND SUITABILITY AND FITNESS FOR ANY PARTICULAR PURPOSE OR USE.

ARTICLE 4

COVENANTS

4.1.  Trade Unit Consideration. Within five (5) Business Days following the Closing Date, (i) ITEX shall establish a trading account within the ITEX trading system in the name of Intagio (the “Intagio Trading Account”), which account shall be managed by Intagio for the benefit of current and/or former Intagio employees (other than Named Employees); and (ii) ITEX shall deposit into the Intagio Trading Account Forty Thousand ITEX trade units (T$40,000). The Intagio Trading Account, and the balance of ITEX trade units held therein, shall be subject to the same trading rules and terms generally applicable to members of the ITEX trading network. Account holders shall not be required to pay any transaction, set-up, periodic, monthly, or other fees with respect to accounts within the Intagio Trading Account throughout the life thereof, and the balances within the Intagio Trading Account shall never expire. Following the initial T$40,000 deposit by ITEX, no further deposits may be made by or on behalf of Intagio or its employees into the Intagio Trading Account.

4.2.  Employees.

(a)  Designation of Named Employees. Exhibit C attached hereto sets forth a list of Intagio employees that ITEX wishes to offer employment or independent contractor agreements to following the Closing (the “Named Employees”). Commencing as of the date hereof and through the 30-day anniversary of the Closing Date, Intagio agrees that it shall not increase the salary or alter the compensation plan of any Named Employee without the prior written consent of the CEO of ITEX.

(b)  Non-Competition; Non-Solicitation. Effective as of the Closing Date, Intagio agrees to release each Named Employee of any contractual non-compete obligations in favor of Intagio that would otherwise restrict such Named Employee from serving as an employee or independent contractor of ITEX following the Closing Date. For a period of two years following the Closing Date, Intagio shall not, directly or indirectly, solicit for employment any of the Named Employees.

(c)  Benefits. Intagio shall continue paying employee health benefits for the Named Employees following the Closing, through August 31, 2007.

(d)  Incentive Compensation Plans. ITEX agrees that any former Intagio employee that becomes an employee or contractor of ITEX on or after the Closing Date shall be included in any incentive compensation plan that ITEX generally makes available to other ITEX employees or contractors. Intagio shall pay directly to such former Intagio employees any incentive compensation payment(s) that accrue pursuant to the Intagio employee incentive compensation plan for such former Intagio employees during their tenure as Intagio employees, and ITEX shall have no obligation to pay incentive compensation to former Intagio employees for amounts that accrued under the Intagio employee incentive compensation plan prior to the Closing Date.

(e)  Employee Trading Accounts of Named Employees. Intagio agrees to provide each Named Employee with a credit balance in an Intagio employee trading account on the Closing Date with an option to “spend down” his or her trading account balance within thirty (30) days following the Closing Date through continued trade activity, or to accept from Intagio a one-time cash payment in exchange for the employee’s trade account balance at the rate of fifty cents ($0.50) per Trade Unit (subject to ordinary withholding). Effective as of the Closing Date, Intagio shall close the Intagio trading account of every Named Employee with a negative balance in such employee trading account on the Closing Date.

4.3.  Certain Filings; Reasonable Efforts. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use commercially reasonable efforts to take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including executing any additional instruments necessary to consummate the transactions contemplated hereby.

4.4.  Confidentiality; Public Announcements. Each of the parties hereto will hold, and will cause its agents, representatives, consultants and advisers to hold, in confidence all documents and the Confidential Information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement. ITEX and Intagio will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement (including the issuance by ITEX of the press release referenced in Section 4.7) and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by applicable law.

4.5.  Additional Actions. After the Closing Date, each party hereto, at the request of and without any further cost or expense to the other party, shall take any further actions reasonably necessary or desirable to carry out the purposes of this Agreement or any Ancillary Agreement, to vest in ITEX full title to all Purchased Assets, and to effect the issuance of the sale consideration to the Intagio pursuant to the terms and conditions hereof.

4.6.  Announcements. On July 30, 2007 (or such other date as the parties shall mutually agree upon), the parties shall announce the transaction to their respective employees and franchisees. On the same date, ITEX shall issue a press release announcing the transaction and shall file such press release with the SEC as an exhibit to a Current Report on Form 8-K. No announcements or filings regarding the transaction shall be made by either party prior to July 30, 2007.

4.7.  Audit Requirements. Following the Closing, Intagio shall use its commercially reasonable best efforts to support to ITEX’s auditors in connection with their audit of the Purchased Assets. In this regard, Intagio shall provide ITEX with the “financial statements” specified by ITEX’s independent auditors, which shall be acceptable in form and content to the SEC as described by the SEC in SAB Topic 1B1 and any other related rules and regulations for the Purchased Assets from Intagio covering all required periods in conformity with SEC rules and regulations (the “Financial Statements”). Intagio shall endeavor to provide the Financial Statements to ITEX within a reasonable period of time following the Closing Date to allow ITEX to meet its filing requirements on Form 8-K within the prescribed filing deadlines. ITEX will be solely responsible for the preparation of any pro forma financial information included in such Form 8-K filing, however, Intagio will use commercially reasonable efforts to provide ITEX with any reasonably necessary information available to Intagio to reflect all required pro forma adjustments also using commercially reasonable efforts to provide such information on a timely basis to allow ITEX to comply with the deadline for making such 8-K filing. Subject to Intagio’s covenants as specified in this Section 4.7, Intagio makes no representations or warranties as to the ability of ITEX’s auditors to complete any required audit of the Purchased Assets in a timely manner or at all.

ARTICLE 5

CLOSING DELIVERIES

5.1.  ITEX Deliveries. On the Closing Date, ITEX shall deliver to Intagio:

(a)  $2,000,000 in the form of a certified bank check or wire transfer;

(b)  An executed copy of the Note; and

(c)  An executed copy of a Security Agreement in the form attached hereto as Exhibit D.

5.2.  Intagio Deliveries. On the Closing Date, Intagio shall deliver to ITEX:

(a)  Copies of all historical account data and transaction history data for the Assigned Contracts and associated accounts in intangible form by electronic delivery, to the extent in Intagio’s possession as of the Closing Date and reasonably necessary to enable ITEX to conduct its commercial trading operations among the Assigned Clients following the Closing substantially in the manner in which it had previously been conducted by Intagio;

(b)  Copies of the Assigned Contracts, if and only to the extent to which Intagio is in physical possession of, and is able to locate copies of, such Assigned Contracts; and

(c)  An executed copy of the Security Agreement.

ARTICLE 6

REMEDIES FOR AGREEMENT BREACHES

6.1.  Time Limitation. All representations and warranties contained in this Agreement, the Disclosure Letter or in any certificate or document delivered in accordance with the terms of this Agreement, shall survive until the 24-month anniversary of the Closing Date, and shall not be deemed waived or otherwise affected by any investigation made or any knowledge acquired with respect thereto, or by any notice given pursuant to Section 6.2_ or otherwise; provided, however, that ITEX’s right to make any claim or bring any legal action against Intagio based upon a breach of its representations and warranties herein shall forever expire if written notice of such claim or legal action (along with a detailed written notice of the alleged facts underlying such claim or action) is not given to Intagio before the end of such 24-month period. All of the covenants and obligations of the parties contained in this Agreement or any certificate or document delivered in accordance with the terms of this Agreement shall survive (i) until fully performed or fulfilled, unless non-compliance with such covenants or obligations is waived in writing by the party or parties entitled to such performance or (ii) if not fully performed or fulfilled, until the expiration of the relevant statute of limitations.

6.2.  Post-Closing Indemnification Provisions for Benefit of ITEX.

(a)  Provided that ITEX makes a written claim for indemnification pursuant to this Section before the expiration of the applicable time period set forth in Section 6.1, Intagio shall indemnify ITEX, its Subsidiaries, and their respective officers, directors and representatives (collectively, the “ITEX Indemnitees”) from and against, hold each of them harmless from, and reimburse each of them for,

(i)  the entirety of any Adverse Consequences (as defined in Section 7.7), which such ITEX Indemnitees actually suffer through and after the date of the claim for indemnification directly resulting from, arising out of, relating to, or caused by any breach by Intagio of any of its representations, warranties, covenants or obligations contained in this Agreement, the Disclosure Letter, any certificate or document delivered in accordance with the terms of this Agreement, or any schedule hereto or thereto;

(ii)  any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with Intagio (or any Person acting on its behalf) in connection with any of the transactions contemplated by this Agreement;

(iii)  any claim asserted by any former employee of Intagio who becomes an employee or contractor of ITEX on or around the Closing Date, to the limited extent that such claim is based solely upon events that occurred prior to the Closing Date and the employee seeks damages from ITEX with respect to events arising solely prior to the Closing Date, or that such claim is based on claims arising directly out of the sale of the Purchased Assets but not from post-Closing acts or omissions of ITEX (it being agreed and understood that Intagio shall bear no responsibility whatsoever for any claims or damages arising from or for acts or omissions that occur following the Closing Date, or that occur both prior to and following the Closing Date);

(iv)  any and all debts, liabilities, and obligations of Intagio (to the extent not required to be assumed by ITEX under this Agreement), whether accrued, contingent or otherwise; and

(v)  any and all debts, liabilities, and obligations of Intagio arising out of the failure of Intagio to comply with the Bulk Sales Law of the State of California.

(b)  Notwithstanding the foregoing or any other provision of this Agreement, the liability of Intagio to the ITEX Indemnitees under this Agreement (whether pursuant to this or any other provision of this Agreement and whether in contract, tort (including negligence) or otherwise) shall not exceed the amount of cash actually received by or otherwise payable to Intagio as New Earnout Payments; provided however that in the event the amount of any payments exceed the amount of any New Earnout Payments paid or payable to Intagio (after taking into account any prior offsets to the New Earnout Payments) ITEX may also reduce the principal amount due under the Note in an amount up to such excess (provided that the principal amount due under the Note at any particular time shall in no event be reduced to less than zero).

6.3.  Right of Offset Sole Remedy. With respect to any and all for claims for which ITEX is entitled to indemnification under this Agreement, ITEX shall be entitled to indemnification for the aggregate amount of all Losses it actually incurs from the first dollar. Subject to the notice requirements and other limitations provided in this Article 6, ITEX shall offset any Losses for which a claim by an ITEX Indemnitee has been properly made pursuant to this Article 6, against any amounts payable to Intagio as New Earnout Payments (with such offset being ITEX’s sole remedy for any claim whatsoever to be made under this Agreement, except for the right of ITEX to reduce the principal amount of the Note solely as provided for in Section 6.2(b) and as provided in Section 7.9). Under no circumstances shall (i) Intagio’s total liability for claims for indemnification under this Agreement or breach of any representations or warranties or otherwise exceed the aggregate amount of the Note and the New Earnout Payments, or (ii) any amounts be recoverable from Intagio other than through a set-off from the Note and New Earnout Payments.

6.4.  Post-Closing Indemnification Provisions for Benefit of Intagio. Provided that Intagio makes a written claim for indemnification against ITEX pursuant to this Section 6.4, ITEX shall indemnify Intagio and its representatives (collectively, the “Intagio Indemnitees”) from and against the entirety of any Adverse Consequences which the Intagio Indemnitees may suffer directly resulting from, arising out of, relating to or caused by any breach by ITEX of any of its representations, warranties, covenants or obligations contained in this Agreement. Under no circumstances shall ITEX’s total liability for claims for indemnification under this Agreement or breach of any representations or warranties exceed the amount of the consideration otherwise payable to Intagio pursuant to this Agreement.

6.5.  Matters Involving Third Parties.

(a)  If any third party shall notify any party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against any other party (the “Indemnifying Party”) under this Article 6, then the Indemnified Party shall promptly notify each Indemnifying Party, thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless the Indemnifying Party is materially prejudiced thereby.

(b)  Any Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as the Indemnifying Party notifies the Indemnified Party in writing, within fifteen (15) days after the Indemnified Party has given written notice of the Third Party Claim, that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Adverse Consequences that the Indemnified Party may suffer directly resulting from, arising out of, relating to or caused by the Third Party Claim.

(c)  So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 6.5(b) above, (A) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (B) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (C) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

ARTICLE 7

MISCELLANEOUS

7.1.  Entire Agreement; Assignment. This Agreement (including the Disclosure Letter and the Exhibits hereto) (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings both written and oral between the parties with respect to the subject matter hereof (provided that the confidentiality provisions in Sections 10 and 11 of the LOI shall remain in effect) and (b) shall not be assigned by operation of law or otherwise without the prior written consent of the parties.

7.2.  Validity. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable.

7.3.  Notices. Any notice, request or demand desired or required to be given hereunder shall be in writing given by personal delivery, confirmed facsimile transmission or overnight courier service, in each case addressed as respectively set forth below or to such other address as any party shall have previously designated by such a notice. The effective date of any notice, request or demand shall be the date of personal delivery, the date on which successful facsimile transmission is confirmed or the date actually delivered by a reputable overnight courier service, as the case may be, in each case properly addressed as provided herein and with all charges prepaid.

If to ITEX: ITEX Corporation 3326 160th Ave SE Suite 100 Bellevue, WA 98008-3418 Attn: Steven White, CEO Facsimile Number: 425.463.4040

If to Intagio: The Intagio Group, Inc. 22 4th Street, Suite 1120 San Francisco, CA 94103 Attention: Eric Jeck, CEO Facsimile Number: 415.543.0375

,or to such other address as the Person to whom written notice is given may have previously furnished to the others in writing in the manner set forth above.

7.4.  Governing Law; Waiver of Jury Trial.

(a)  Except for the mandatorily applicable provisions of Delaware law, this Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to the principles of conflicts of law thereof.

(b)  Each of the parties hereto consents to the jurisdiction of any state or federal court located within the county of San Francisco in the State of California, and irrevocably agrees that all actions or proceedings relating to this Agreement or the transactions contemplated hereby (other than those determinations and findings expressly delegated to the Determining Accountants in Section 1.7) shall be litigated in one of such courts, and each of the parties waives any objection that it may have based on improper venue or forum non conveniens to the conduct of any such action or proceeding in any such court and waives personal service of any and all process upon it, and consents to all such service of process made in the manner set forth in Section 7.3. Nothing contained in this Section 7.4 shall affect the right of any party to serve legal process on any other party in any other manner permitted by law.

(c)  Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each such party makes this waiver voluntarily, and (iv) each such party has been induced to enter into this Agreement by, among other things, the waivers and certifications in this Section 7.4.

7.5.  Descriptive Headings; Section References. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. All references herein to Articles, Sections, subsections, paragraphs and clauses are references to Articles, Sections, subsections, paragraphs and clauses of this Agreement unless specified otherwise.

7.6.  Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns. Nothing in this Agreement is intended to or shall confer upon any other Person (including, by way of example and not limitation, any Named Employee) any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

7.7.  Certain Definitions. For the purposes of this Agreement, the term:

(a)  “Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, liens, losses, accounting and other expenses, and fees, including court costs and reasonable attorneys’ fees and expenses, whether or not involving a third party claim, in each case net of (a) any insurance recoveries (after taking into account any costs ITEX or Intagio, as applicable, reasonably incurs due to such recoveries, including those that may result from retrospective premium adjustments, experience-based premium adjustments, and indemnification obligations), and (b) any tax benefit (after taking into account any tax detriment of any indemnity, including tax costs resulting from a reduction in basis, and the resulting reduction in depreciation and amortization or increase in gain recognized on the sale of the Purchased Assets, if the indemnification is treated as an adjustment of the purchase price).

(b)  “Business Day” means any day other than a day on which banks in California are required or authorized by law to be closed.

(c)  “Confidential Information” means any information about Intagio disclosed to ITEX, or about ITEX disclosed to Intagio, in connection with the transactions contemplated by this Agreement, including, without limitation, analyses, data studies, or other documents prepared by a disclosing party or any of its representatives, unless (a) such information is already known to the receiving party or its representatives or such information becomes publicly available through no fault of the receiving party or its representatives, (b) the use of such information is necessary and appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated by this Agreement, or (c) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings.

(d)  “GAAP” means United States generally accepted accounting principles as in effect from time to time.

(e)  “include” or “including” means “include, without limitation” or “including, without limitation,” as the case may be, and the language following “include” or “including” shall not be deemed to set forth an exhaustive list.

(f)  “Losses” shall mean the dollar value of any and all loss, obligation, deficiency, damage, claim, liability, cost and expense incurred as a result of any Adverse Consequence, including the amount of any settlement entered into pursuant to this Agreement, and all reasonable legal fees and other expenses.

(g)  “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any governmental entity.

(h)  “SEC” means the Securities and Exchange Commission.

(i)  “SEC Documents” means true and complete copies of the following reports of ITEX filed or furnished to the SEC pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”): Annual Report on Form 10-KSB for the fiscal year ended July 31, 2006; Quarterly Reports on Form 10-QSB for the quarterly periods ended October 31, 2006, January 31, 2007 and April 30, 2007; definitive proxy statement, filed November 22, 2006, for ITEX’s annual meeting of stockholders; and Current Reports on Form 8-K, as filed on October 18, 2006, November 16, 2006, November 17, 2006, November 24, 2006, and December 18, 2006.

(j)  “Subsidiary” or “Subsidiaries” of any Person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which such Person (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than fifty percent (50%) of the capital stock the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

7.8.  Personal Liability. Except as expressly set forth herein, this Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any officer, director, employee, agent, shareholder or representative of any party hereto.

7.9.  Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part for the consummation of the sale of the Purchased Assets, will cause irreparable injury to the other party, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

7.10.  Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be deemed to be an original but both of which shall constitute one and the same agreement.

7.11.  Amendment. This Agreement may be amended by action taken by Intagio and ITEX at any time. This Agreement may be amended only by an instrument in writing signed on behalf of the parties hereto.

7.12.  Extension; Waiver. At any time prior to the Closing Date, either party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed by such party. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

7.13.  Expenses. Except as otherwise specified in this Agreement, each party shall bear its respective costs and expenses (including any broker’s or finder’s fees) incurred at any time in connection with pursuing or consummating the transactions contemplated hereby, including, by way of example and not limitation, all expenses related to such party’s attorneys, accountants and other advisors.

7.14.  Additional Limitation of Liability. NOTWITHSTANDING ANY PROVISION HEREIN TO THE CONTRARY, IN NO EVENT SHALL EITHER PARTY, ITS AFFILIATES, OR ANY OF ITS OFFICERS, DIRECTORS, OR EMPLOYEES BE LIABLE UNDER ANY THEORY OF TORT, CONTRACT, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY FOR LOST PROFITS OR EXAMPLARY, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EACH OF WHICH IS HEREBY EXCLUDED BY AGREEMENT OF THE PARTIES REGARDLESS OF WHETHER SUCH DAMAGES WERE FORESEEABLE OR WHETHER A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND EVEN IF THE REMEDIES SET FORTH HEREIN FAIL OF THEIR ESSENTIAL PURPOSE.

[SIGNATURE PAGE - ASSET PURCHASE AGREEMENT DATED AS OF JULY 25, 2007 BY AND BETWEEN ITEX CORPORATION AND THE INTAGIO GROUP, INC.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

“ITEX”		“Intagio”

ITEX CORPORATION		THE INTAGIO GROUP, INC.

By:	/s/ Steven White	By:	/s/ Eric Jeck
	Name: Steven White		Name: Eric Jeck
	Title: Chief Executive Officer		Title: President

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4.4.	Confidentiality; Public Announcements	12
4.5.	Additional Actions	12
4.6.	Announcement	12
4.7.	Audit Requirements	12

ARTICLE 5	CLOSING DELIVERIES	13
5.1.	ITEX Deliveries	13
5.2.	Intagio Deliveries	13

ARTICLE 6	REMEDIES FOR AGREEMENT BREACHES	14
6.1.	Time Limitation	14
6.2.	Post-Closing Indemnification Provisions for Benefit of ITEX.	14
6.3.	Right of Offset Sole Remedy	15
6.4.	Post-Closing Indemnification Provisions for Benefit of Intagio	15
6.5.	Matters Involving Third Parties.	16

ARTICLE 7	MISCELLANEOUS	16
7.1.	Entire Agreement; Assignment	16
7.2.	Validity	16
7.3.	Notices	16
7.4.	Governing Law; Waiver of Jury Trial.	17
7.5.	Descriptive Headings; Section References	18
7.6.	Parties in Interest	18
7.7.	Certain Definitions	18
7.8.	Personal Liability	19
7.9.	Specific Performance	19
7.10.	Counterparts	20
7.11.	Amendment	20
7.12.	Extension; Waiver	20
7.13.	Expenses	20
7.14	Additional Limitation of Liability	20

TABLE OF EXHIBITS

Exhibit A	Assigned Contracts and Current Accounts Receivable
Exhibit B	Form of Promissory Note
Exhibit C	List of Named Employees
Exhibit D	Security Agreement

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